Exhibit 99.4

Notice of Annual General Meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek financial advice from your stockbroker or other independent adviser authorized under the Financial Services and Market Act 2000.

If you have recently sold or transferred all of your shares in Motif Bio plc, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these document to the person who now holds the shares.

Notice is hereby given that the Annual General Meeting (“AGM”) of Motif Bio plc (the “Company”), will be held at 1 PM BST on 19 June 2018 at the offices of DLA Piper UK LLP at 3 Noble St, London, EC2V 7EE, United Kingdom for the transaction of the following business.

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

Resolution No. 1	To receive the Company’s annual accounts and the strategic, directors’ and auditors’ reports for the year ended 31 December 2017.

Resolution No. 2	To approve the directors’ remuneration report (other than the part containing the directors’ remuneration policy) for the year ended 31 December 2017.

Resolution No. 3

To reappoint Zaki Hosny as a director, who is retiring by rotation under the provisions of article 78 of the Company’s Articles of Association at the AGM of the Company and who, being eligible, offers himself for re-election as permitted by article 84.

Resolution No. 4

To reappoint Mary Lake Polan as a director, who is retiring by rotation under the provisions of article 78 of the Company’s Articles of Association at the AGM of the Company and who, being eligible, offers herself for re-election as permitted by article 84.

Resolution No. 5

To reappoint Bruce A. Williams  as a director, who is retiring by rotation under the provisions of article 78 of the Company’s Articles of Association at the AGM of the Company and who, being eligible, offers himself for re-election as permitted by article 84.

Resolution No. 6	To reappoint PricewaterhouseCoopers LLP UK as UK reporting and statutory auditors to the Company under International Auditing Standards (UK).

Resolution No. 7	To reappoint PricewaterhouseCoopers LLP US as US GAAS auditors to the Company for PCAOB and other US reporting requirements.

Resolution No. 8	To authorise the directors to determine the remuneration of the auditors.

Resolution No. 9	That the maximum number of ordinary shares that may be issued pursuant to the Company’s 2015 Share Option Plan be set at 10% of the issued share capital of the Company, at any point in time.

Resolution No. 10

That the directors of the Company be and they are hereby generally and unconditionally authorised for the purposes of section 551 of the Companies Act 2006 (the “Act”) to exercise all the powers of the Company to allot shares in the Company or to grant rights to subscribe for, or convert any security into, shares in the Company:

(i)                                    up to an aggregate nominal amount of £1,000,000; and

(ii)                                 comprising equity securities (as defined in section 560 of the Act) up to a further aggregate nominal amount of £1,000,000 in connection with an offer by way of a rights issue:

a.              to holders of ordinary shares in the capital of the Company in proportion (as nearly as practicable) to the respective numbers of ordinary shares held by them; and

b.              to holders of other equity securities in the capital of the Company, as required by the rights of those securities or, subject to such rights, as the directors otherwise consider necessary, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange,

provided that these authorities shall expire at the conclusion of the next AGM of the Company after the passing of this resolution or on 20 September 2019 (whichever is the earlier), save that the Company may make an offer or agreement before this authority expires which would or might require shares to be allotted or rights to subscribe for or to convert any security into shares to be granted after this authority expires and the directors may allot shares or grant such rights pursuant to any such offer or agreement as if this authority had not expired. This authority shall be in addition to all existing authorities under section 551 of the Act.

To consider and, if thought fit, to pass the following resolution as a special resolution:

Resolution No. 11

That, subject to the passing of resolution 10, the directors of the Company be and they are hereby empowered pursuant to section 570 of the Act to allot equity securities (as defined in section 560 of the Act) of the Company for cash pursuant to the authorities conferred by resolution 10 as if section 561(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

i.                  in connection with an offer of equity securities (whether by way of a rights issue, open offer or otherwise):

a.         to holders of ordinary shares in the capital of the Company in proportion (as nearly as practicable) to the respective numbers of ordinary shares held by them; and

b.         to holders of other equity securities in the capital of the Company, as required by the rights of those securities or, subject to such rights, as the directors otherwise consider necessary, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

ii.               otherwise than pursuant to paragraph (a) of this resolution, up to an aggregate nominal amount of £450,000,

and this power shall expire at the conclusion of the next AGM of the Company after the passing of this resolution or on 20 September 2019 (whichever is the earlier), save that the Company may make an offer or agreement before this power expires which would or might require equity securities to be allotted for cash after this power expires and the directors may allot equity securities for cash pursuant to any such offer or agreement as if this power had not expired.

This power is in addition to all existing powers under section 570 of the Act.

By order of the board	Registered Office:
Liam O’Donoghue	201 Temple Chambers
Secretary	3-7 Temple Avenue
London
EC4Y 0DT
10 April 2018

Notes:

1. A member entitled to attend and vote at the AGM convened by this notice is entitled to appoint one or more proxies to attend, speak and vote in his or her stead. A proxy need not be a member of the Company.

2. To appoint a proxy you may use the form of proxy enclosed with this notice of AGM. Please carefully read the instructions on how to complete the form of proxy. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must reach the Company’s Registrars, Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom by post or by scan and email to proxies@shareregistrars.uk.com not less than 48 hours before the time of holding of the AGM (excluding any part of a day that is not a working day). The form of proxy should therefore be completed and deposited with the Company’s Registrars by 1 pm on 15 June 2018 (or, if the meeting is adjourned, no later than 48 hours (excluding any part of a day that is not a working day) before the time of any adjourned meeting). The completion and return of a form of proxy will not preclude a member from attending the AGM and voting in person if he or she so wishes. If a member has appointed a proxy and attends the AGM in person, such proxy appointment will automatically be terminated.

3. Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those holders of the Company’s shares registered on the register of members of the Company as at 1 pm on 15 June 2018, or, in the event that the AGM is adjourned, 48 hours (excluding any part of a day that is not a working day) before the time of the adjourned meeting, shall be entitled to attend and vote at the AGM in respect of the number of such shares registered in their name at the relevant time. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend and vote at the AGM.

4. Any member may insert the full name of a proxy or the full names of two alternative proxies of the member’s choice in the space provided with or without deleting “the Chairman of the meeting”. A proxy need not be a member of the Company, but must attend the meeting to represent the relevant member. The person whose name appears first on the form of proxy and has not been deleted will be entitled to act as proxy to the exclusion of those whose names follow. If this proxy form is signed and returned with no name inserted in the space provided for that purpose, the Chairman of the meeting will be deemed to be the appointed proxy. Where a member appoints as his/her proxy someone other than the Chairman, the relevant member is responsible for ensuring that the proxy attends the meeting and is aware of the member’s voting intentions. Any alteration, deletion or correction made in the form of proxy must be initialled by the signatory/ies.

5. You may appoint more than one proxy in relation to the AGM provided each proxy is appointed to exercise rights attached to a different share or shares held by you. You may not appoint more than one proxy to exercise rights attached to any one share. If you wish to appoint more than one proxy, please contact the Company’s Registrars, Share Registrars Limited on 01252 821390 or +44 1252 821390 from outside the UK. Lines are open from 9.00 am to 5.30 pm Monday to Friday, excluding public holidays. Alternatively, you may write to Share Registrars Limited, The Courtyard, 17 West Street, Farnham, Surrey GU9 7DR, United Kingdom for additional proxy forms and for assistance.

6. Any corporation which is a member of the Company can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same share.

7. Voting on all resolutions will be conducted by way of a poll, rather than on a show of hands.

8. As at the close of business on the date immediately preceding this notice the Company’s issued share capital comprised 264,276,443 ordinary shares of one pence each. Each ordinary share carried the right to one vote at the AGM and, therefore, the total number of voting rights in the Company as at the close of business on the date immediately preceding this notice is 264,276,443.

9. A member’s instructions to the proxy must be indicated in the appropriate space provided. To abstain from voting on a resolution, select the relevant “Vote withheld” box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her decision. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

10. This form of proxy must be signed by the appointor or his attorney duly authorised in writing. The power of attorney or other authority (if any) under which the form of proxy is signed, or a notarially certified copy of the power or authority, must be received by the Company’s registrar with the form of proxy. If the appointor is a corporation, the form of proxy should be signed on its behalf by an attorney or duly authorised officer or executed as a deed or executed under common seal. In the case of joint holders, the signature of any one of them will suffice, but the names of all joint holders should be stated. If more than one holder is present at the meeting, the vote of the first named on the register of members of the Company will be accepted to the exclusion of other joint holders.

11. CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the AGM and any adjournment(s) thereof by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously-appointed proxy, must, in order to be valid, be transmitted so as to be received by Share Registrars Limited (ID 7RA36) no later than 1 pm on 15 June 2018, or, if the meeting is adjourned, 48 hours before the time fixed for the adjourned meeting (excluding any part of a day that is not a working day). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Share Registrars Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

12. In order to revoke a proxy instruction you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to the Registrars, in the case of a member which is a company, the revocation notice must be executed in accordance with note 10 above. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice must be received by the Registrars not less than 48 hours (excluding any part of a day that is not a working day) before the time fixed for the holding of the Meeting or any adjourned Meeting (or in the case of a poll before the time appointed for taking the poll) at which the proxy is to attend, speak and to vote. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid.

13. You may not use any electronic address provided either in this notice or any related documents (including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.